Securities and Exchange Commission
January 14, 2009

January 14, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Mark Kronforst
Accounting Branch Chief

Re:	Tyler Technologies, Inc. (the “Company”)
Definitive Proxy Statement on Schedule 14A
Filed March 24, 2008
File No. 001-10485
Dear Mr. Kronforst:
This letter is provided in response to the Staff’s comment letter dated December 23, 2008 addressed to Mr. Brian K. Miller, Executive Vice President and Chief Financial Officer of Tyler Technologies, Inc. (the “Company”). We have restated each of the Staff’s comments and the Company’s response follows each comment.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 16
General
1.	We refer to comment 6 of our prior letter dated November 8, 2008. In your response, you indicate that you will disclose that stock option awards are discretionary. In addition to disclosing that stock option awards are discretionary, we would expect to see discussion and analysis of how discretion was applied to reach the ultimate stock option awards. For example, in the event that you base compensation on an executive’s changes (s) in responsibility, you should discuss the specific change(s) in responsibility and how

Securities and Exchange Commission
January 14, 2009

the change(s) in responsibility substantively affected the Committee’s decisions with respect to that executive’s compensation.

You also state that the Committee, using its judgment, may exercise discretion in granting additional bonus amounts as it deems appropriate. In the event the Committee does exercise discretion and grant additional bonus amounts, your compensation discussion and analysis should explain how the Committee determined the specific additional bonus amounts awarded and why the Committee deemed the additional bonus amounts appropriate under the circumstance (e.ge., was there extraordinary executive performance, did the executive undertake additional responsibilities).

Finally, you indicate that you do not publicly disclose your operating profit plan and earnings per share goals and that you consider these target levels to be confidential information. If you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit these target levels, you should provide us with your competitive harm analysis, and you should disclose how difficult it will be for the executives or how likely it will be for the company to achieve the undisclosed target levels.
Company response:
The Compensation Committee (the “Committee”) approves annual stock option awards and any stock option awards that may be contained in employment agreements based on the Chief Executive Officer’s recommendations. The Committee reviews employment agreements (if any) and considers the reasonableness of the awards based on each executives relative responsibilities and position, but does not review any quantitative or qualitative data supporting the determination of stock option awards. In light of the Staff’s comment we will clarify in future filings that stock option awards are discretionary and based on the recommendations of the Chief Executive Officer and we will describe the Committee’s review process as outlined in this paragraph. We will also disclose that the Chief Executive Officer generally determines these awards based on each executive’s position and responsibilities, including any changed or increased responsibilities and contribution to operating performance and earnings per share.

In the past two years the Chairman of the Board who is not a member of the Committee, recommended that the Committee grant a discretionary bonus amount to the Chief Executive Officer in recognition of the Chief Executive Officer’s strong performance and his contributions to the Company’s success. These discretionary bonuses were 2% to 4% of the Chief Executive’s total compensation. The Committee considered his recommendation and granted these discretionary bonuses. In the event the Committee grants additional, discretionary bonus amounts in the future we will disclose the factors the Committee considered in determining such amounts were appropriate.

Lastly, we misunderstood the original Staff comment no. 6 of your letter dated November 18, 2008, and assumed the comment was referring to disclosure of our detailed operating

Securities and Exchange Commission
January 14, 2009

profit plan and related assumptions rather than the earnings per share ranges that made up the earnings per share goals. In future filings, based on our current Annual Bonus structure, we will include disclosure regarding the actual earnings per share goal range necessary to achieve 100% of target bonuses consistent with the following disclosure for the 2008 Bonus Plan:

In February 2008, the Compensation Committee approved a 2008 Bonus Plan recommended by management, which included incentive compensation potential for the executive officers at the following levels:
•	170% of target based on achieving 146% of earnings per share goal

•	150% of target based on achieving 135% of earnings per share goal

•	130% of target based on achieving 123% of earnings per share goal

•	115% of target based on achieving 112% of earnings per share goal

•	100% of target based on achieving 100% of earnings per share goal

•	85% of target based on achieving 88% of earnings per share goal

•	70% of target based on achieving 77% of earnings per share goal

•	50% of target based on achieving 65% of earnings per share goal

•	35% of target based on achieving 54% of earnings per share goal

•	25% of target based on achieving 42% of earnings per share goal

•	0% of target based on achieving less than 42% of earnings per share goal
In order to earn 100% of the target bonus the Company must achieve the earnings per share goal, which for 2008 is $0.48 to $0.539, which is generally in a range consistent with the Company’s earnings guidance publically issued early in the year. We issue earnings per share guidance based on the Company’s internal operating plan targets. The operating plan is developed from the “bottom-up” and considers a wide range of factors that impact the Company’s results including the general economic environment, the Company’s market, competitive landscape, Company initiatives and investments and various other risks and opportunities. As of the beginning of the plan year we believe achievement of the plan is generally considered to be challenging but reasonably possible when all such factors are considered.

2.	We refer to comment 7 of our prior letter dated November 18, 2008. In future filings, the CD&A section should provide sufficient quantitative or qualitative disclosure of the analyses underlying the Committee’s decision to make specific compensation awards. For example, with respect to the disclosure in your 2007/2008 chart provided in response to comment 7, where base salary is increased because of the executive’s prior year performance, we would expect to see discussion and analysis of the specific factor(s) the Committee took into consideration in making its decision to increase the executive’s base salary and how the Committee determined the salary increase amount based upon those factors. In addition, your CD&A should explain how decisions regarding one type of award motivated the Committee to award or consider other forms of compensation.

Securities and Exchange Commission
January 14, 2009

Company response:
The Chief Executive Officer, using his judgment, recommends total compensation amounts based on internal pay relationships and consistency, the executives’ performance and experience, level of responsibility, changes in responsibility, retention risk and market survey data. The market survey data is not used as a benchmark per se, but rather by the Chief Executive Officer as a reasonableness check. As part of his recommendation, the Chief Executive Officer proposes an allocation of total compensation between base salary, bonus and stock option awards. His approach which is aligned with the Committee’s philosophy, is to tie a significant portion of each executive’s total compensation to achieving earnings per share goals as well as to increasing long-term shareholder value, as reflected primarily in the Company’s stock. Base salary increases are typically in line with cost of living adjustments.

In future filings we will clarify that in making its compensation determinations, the Committee reviews the Chief Executive Officer’s recommendations as well as the following information for each executive:
•	Base salary recommendations and comparisons to prior year base salary amounts.

•	Target bonus recommendations and comparison to prior year target bonus.

•	Proposed EPS bonus plan calculation including earnings per share targets based on the new year operating profit plan.

•	Actual bonus calculation for the current year based on the EPS bonus plan the Compensation Committee approved at the beginning of the year. This calculation includes the actual earnings per share goal achieved.

•	Annual stock option award recommendations.
After considering all such information, the Committee makes independent decisions regarding executive compensation.
3.	We refer to comment 8 of our prior letter dated November 18, 2008. In your response, you state that higher ranked executive officers are compensated at a higher percentage of base salary. We would expect to see a discussion and analysis of why certain executive officers are compensated differently than others. For example, if one executive is compensated differently because that executive has additional responsibilities, you should explain how those additional responsibilities resulted in compensation differences. You also state that your chief executive officer provides recommendations to the Committee on annual bonus performance targets, base salary and stock option awards and that your chief executive officer’s recommendations are based on internal pay relationships and consistency, the executives performance and experience, level of responsibility, changes in responsibility, retention risk and market survey data. We would expect to see a discussion and analysis of how those recommendations were used by the Committee in setting the actual compensation for your executives.

Securities and Exchange Commission
January 14, 2009

Company response:
We disclosed in the Annual Cash Bonus Program section that the percentage of the executive’s base salary is based on recommendations from the Chief Executive Officer with higher ranked executive officers being compensated at a higher percentage of base salary. In future filings we will disclose that the EPS Bonus Plan is calculated as a percentage of the executive’s base salary, with higher ranked executive officers being compensated at a higher percentage of base salary because their management responsibilities are broader and more directly impact the Company’s operating results.

In addition to our response in Staff comment no. 2 above, In future filings we will also disclose that the Compensation Committee makes independent decisions regarding base salary, EPS bonus plan and stock option awards after considering the Chief Executive Officer’s recommendations as well as considering salary and target bonus historical trends.

4.	We refer to comment 9 of our prior letter dated November 18, 2008. We note that your incentive compensation plans do not include any individual performance goals for attaining cash bonuses or stock options. However, your response indicates that executive performance is considered when the Committee makes compensation decisions. Your CD&A should disclose specific contributions the Committee considered in its evaluation and, if applicable, how they were weighted and factored into compensation decisions For example, if the Committee made a compensation decision based on extraordinary performance, this contribution, and how this contribution was weighed and factored into a specific compensation decision, should be discussed.
Company response:
Performance is considered by the Chief Executive Officer in his compensation analysis and recommendation to the Committee with respect to the amount of base salary and stock option awards, as well as any recommendation for additional, discretionary bonuses. The Committee, in turn, implicitly considers performance in its review of the Chief Executive Officer’s recommendation, but does not perform any independent analysis.

In future filings we will clarify in the chart presented in response to Staff comment no. 7 in your letter dated November 18, 2008, that a performance review for purposes of the base salary determination and the amount of equity-based compensation is conducted by the Chief Executive Officer (not the Compensation Committee). The description of the Chief Executive Officer’s review will be included in the section disclosing the role of the Chief Executive Officer (see our response to Staff comment no. 10 in your letter dated November 18, 2008). To the extent the Chief Executive Officer’s recommendation to the Committee identifies extraordinary performance, or if the Committee independently for

Securities and Exchange Commission
January 14, 2009

any reason identifies extraordinary performance, we will also disclose how it was weighted and factored into the recommendation and/or compensation decision, as applicable.

5.	We refer to comment 11 of our prior letter dated November 18, 2008. To the extent that you use comparative compensation information in determining your executive compensation, you should provide a detailed explanation of how you used that comparative information and how that comparative information affected compensation decisions. If you benchmark your compensation, but exercise discretion in using the comparative compensation information, we would expect to see a discussion of that nature and extent of that discretion and whether or how it was exercised.
Company response:
The Chief Executive Officer, using his judgment, recommends total compensation amounts based on internal pay relationships and consistency, the executives’ performance and experience, level of responsibility, changes in responsibility, retention risk and market survey data. The market survey data is not used as a benchmark per se, but rather by the Chief Executive Officer as a reasonableness check. The Compensation Committee does not review information from market survey reports or performance evaluations.
Additionally, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require any additional information with respect to the foregoing, please contact me at (972) 713-3720. My fax number is (972) 713-3741.
Very truly yours,

Brian K. Miller
Executive Vice President and
Chief Financial Officer